PSA PEUGEOT CITROËN

United States Securities and
Exchange Commission
100F Street, NE
WASHINGTON, DC 20549
United States of America

November 17, 2005

File N° 82 – 3531

Re: Disclosure Materials Provided by Peugeot S.A. Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-3531** :

- Press release dated November 17, 2005 : "Peugeot S.A. – Cancellation of Company Shares."

Peugeot S.A. is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours

Valérie MAGLOIRE
Head of Investor Relations Department
Tel. + 33 1 40 66 54 59
e-mail : valerie.magloire@mpsa.com

dlw 11/23

File N° 82-3531

PSA PEUGEOT CITROËN

Financial Information

November 17, 2005

PEUGEOT S.A.
Cancellation of Company Shares

Under authorizations granted at the Stockholders' Meeting of May 25, 2005 and the authorization granted by the Supervisory Board on November 15, 2005, Peugeot S.A. today cancelled 8,490,880 shares of Company stock, representing 3.49% of issued capital. There are now a total of 234,618,266 shares outstanding, with a par value of €1.00.

File n° 82 - 3531

PSA PEUGEOT CITROËN

Communication Financière

17 novembre 2005

PEUGEOT S.A.
Annulation d'actions

Dans le cadre des autorisations votées par l'Assemblée Générale des actionnaires du 25 mai 2005 et de celle donnée par le Conseil de Surveillance lors de sa réunion du 15 novembre 2005, Peugeot S.A. a annulé ce jour 8 490 880 d'actions. Ces actions correspondent à 3,49 % du capital, qui se compose désormais de 234 618 266 actions d'un nominal de 1 euro.